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                                           Filed by MediChem Life Sciences, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                   Subject Company: MediChem Life Sciences, Inc.
                                                   Commission File No. 000-31781
                                           Press Release dated February 21, 2002


On February 21, 2002, deCODE genetics, Inc. and MediChem Life Sciences, Inc. issued the following joint press release:

                                     * * * *
[deCODE Logo]
Contacts:
deCODE GENETICS                                         MEDICHEM LIFE SCIENCES
Pall Magnusson                                          Ted Carithers
+354 570 2870                                           +1 630 783 4911
info@decode.is                                          internet@medichem.com

NOONAN RUSSO COMMUNICATIONS
Ernie Knewitz
+1 212 696 4455 ext. 204

                   deCODE GENETICS AND MEDICHEM LIFE SCIENCES
                   RECEIVE EARLY HART-SCOTT-RODINO CLEARANCE

Reykjavik, ICELAND, and Woodridge, ILLINOIS, February 21, 2002 -- deCODE genetics, Inc. (Nasdaq/Nasdaq Europe:DCGN) and MediChem Life Sciences, Inc. (Nasdaq:MCLS) today announced that the U.S. Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the proposed merger under which deCODE will acquire MediChem. The proposed merger is now expected to close in mid-March, 2002, several weeks ahead of the original target closing date. The transaction is subject to a vote by MediChem stockholders at a special meeting scheduled for March 14, 2002, as well as the satisfaction of other customary closing conditions.

deCODE's S-4 registration statement filed with respect to the proposed merger was declared effective by the U.S. Securities and Exchange Commission on February 12, 2002. deCODE and certain stockholders of MediChem representing approximately 62% of the voting rights of the outstanding MediChem common stock have entered into agreements by which such stockholders have agreed to vote all of their shares in favor of approval and adoption of the merger agreement and the merger.

deCODE and MediChem announced on January 8, 2002, the signing of a definitive agreement for deCODE to acquire MediChem in a stock-for-stock exchange. Under the terms of the agreement, MediChem stockholders will receive 0.3099 shares of newly-issued deCODE common stock in exchange for each share of MediChem common stock.

ABOUT deCODE

deCODE genetics, based in Reykjavik, Iceland, is using population genomics to create a new paradigm for healthcare. With its uniquely comprehensive population data deCODE is turning research on the genetic causes of common diseases into a growing range of products and services -- in gene discovery, pharmaceuticals, DNA-based diagnostics, pharmacogenomics, in silico discovery tools, bioinformatics and medical decision support systems. deCODE is delivering on the promise of the new genetics.SM

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ABOUT MEDICHEM

MediChem Life Sciences is a drug discovery company that combines the power of structural proteomics with medicinal chemistry to deliver more effective drugs and drug targets. MediChem's technology platform includes a broad range of integrated R&D capabilities. MediChem partners with pharmaceutical and biotechnology companies in addition to conducting proprietary research.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those relating to risks that the stockholders of MediChem may not approve the merger, risks that the merger will not be consummated and other risks identified from time to time in reports and other documents that deCODE and MediChem files with the Securities and Exchange Commission. deCODE and MediChem are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER TRANSACTION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND FIRST MAILED TO MEDICHEM'S STOCKHOLDERS ON OR ABOUT FEBRUARY 13, 2002. Copies of the proxy statement/prospectus (and other documents filed by deCODE and MediChem) may be obtained free of charge at the Commission's website at www.sec.gov. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

In addition to the proxy statement/prospectus, both deCODE and MediChem file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by deCODE or MediChem at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. deCODE's and MediChem's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

deCODE, MediChem, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of MediChem with respect to the transactions contemplated by the merger agreement. A description of any interests that MediChem's or deCODE's directors and executive officers have in the proposed merger are available in the proxy statement/prospectus.


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This press release is not an offer to purchase shares of MediChem, nor is it an offer to sell shares of deCODE common stock which may be issued in any proposed merger with MediChem. Any issuance of deCODE common stock in any proposed merger with MediChem would have to be registered under the Securities Act of 1933, as amended and such deCODE common stock would be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.



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